Exhibit 99.1

PROPOSED SALE OF BEIJING SUPER TV CO., LTD.,

A SUBSIDIARY OF CHINA DIGITAL TV HOLDING CO., LTD.

Dear Fellow Shareholders:

You are cordially invited to attend an extraordinary general meeting of shareholders of China Digital TV Holding Co., Ltd., a Cayman Islands company (“China Digital TV,” “we,” “us,” or the “Company”), to be held on Monday, December 19, 2016, at 10:30 a.m., Beijing time, at China Digital TV’s offices at 4th Floor, Tower B, Jingmeng High-Tech Bldg, No. 5 Shangdi East Road, Haidian District, Beijing, People's Republic of China. The accompanying notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be acted on at the extraordinary general meeting, including at any adjournment thereof.

The accompanying notice of the extraordinary general meeting and proxy statement, dated November 28, 2016, and proxy card for the extraordinary general meeting of China Digital TV’s shareholders to be held on Monday, December 19, 2016, are first being mailed to China Digital TV’s shareholders on or about November 30, 2016.

On November 7, 2016, China Digital TV entered into an equity transfer agreement (the “Equity Transfer Agreement”) among Golden Benefit Technology Limited (“Golden Benefit”), an indirect wholly-owned subsidiary of the Company, Beijing Super TV Co., Ltd. (“Super TV”), and Changxing Bao Li Rui Xin Technology Co., Ltd. (the “Buyer”), a newly-formed limited liability company collectively owned by several buyer parties, including Mr. Jianhua Zhu, Chief Executive Officer and Chairman of the Board of Directors of China Digital TV, and Mr. Dong Li, President of Super TV. Under the Equity Transfer Agreement, the Buyer has agreed to acquire all of the equity interest in Super TV currently held by Golden Benefit, which equity interests represent approximately 90.09% of the outstanding equity interests of Super TV, in exchange for which the Buyer has agreed to pay Golden Benefit consideration of RMB610,000,000 in cash (the “Consideration”) (collectively, the “Transaction”). In connection with the Equity Transfer Agreement, Golden Benefit, China Digital TV and Mr. Zhu also entered into a Voting and Support Agreement dated November 7, 2016 (the “Voting Agreement”).

At the extraordinary general meeting of shareholders, China Digital TV will ask you to consider and vote upon a proposal to approve the Transaction. In addition, if there are insufficient proxies received in favor of that proposal prior to any vote being taken thereon, China Digital TV will ask you to consider and vote upon a proposal to adjourn the extraordinary general meeting of shareholders in order to solicit additional proxies. The Transaction is conditioned upon receiving approval from China Digital TV’s shareholders; such approval will be required under our articles of association, as the sale of Super TV, which accounted for approximately 89.6% of China Digital TV’s total consolidated revenues in the first six months of 2016, will constitute a sale of substantially all of the assets of China Digital TV.

We encourage you to read the accompanying proxy statement in its entirety because it describes certain terms of the proposed Transaction, the consideration to be received by China Digital TV and certain documents related to the proposed Transaction, and provides specific information about the extraordinary general meeting. You may also obtain more information about China Digital TV from documents China Digital TV has filed with the United States Securities and Exchange Commission (the “SEC”), which are available without charge through the SEC’s website at http://www.sec.gov.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please complete, sign, date and return the enclosed proxy card no later than 10:30 a.m. on December 17, 2016 (Beijing time). If your shares of China Digital TV are held in “street name” by your broker, bank or other nominee, you should instruct your broker, bank or other nominee on how to vote your shares of China Digital TV using the instructions provided by your broker, bank or other nominee.

China Digital TV’s board of directors appreciates your continuing support and urges you to support the Transaction pursuant to the Equity Transfer Agreement and the Voting Agreement.

Sincerely,

/s/ Zengxiang Lu

Member of the Board of Directors

Neither the United States Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the Equity Transfer Agreement, the Voting Agreement or the transactions contemplated thereby, passed upon the merits or fairness of the Equity Transfer Agreement, the Voting Agreement or the transactions contemplated thereby or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

China Digital TV Holding Co., Ltd.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MONDAY, DECEMBER 19, 2016

Dear Shareholders:

Notice is hereby given that the extraordinary general meeting of shareholders of China Digital TV Holding Co., Ltd. (“China Digital TV”) will be held on Monday, December 19, 2016, at 10:30 a.m., Beijing time, at China Digital TV’s offices at 4th Floor, Tower B, Jingmeng High-Tech Bldg, No.5 Shangdi East Road, Haidian District, Beijing, People's Republic of China, for the purposes of considering, and if thought fit, approving the following resolutions by way of special and ordinary resolutions:

Special Resolution

1.	To consider and approve the sale (the “Sale”) of the Company's CA, Network Broadcasting Platform and Video on Demand businesses, through the sale of all of the Company's indirectly-held equity interests in Beijing Super TV Co., Ltd. (“Super TV”), which equity interests represent approximately 90.09% of the outstanding equity interests of Super TV, as contemplated by an equity transfer agreement (the “Equity Transfer Agreement”) dated November 7, 2016, by and among Golden Benefit Technology Limited, an indirect wholly-owned subsidiary of the Company, Super TV and Changxing Bao Li Rui Xin Technology Co., Ltd., a newly-formed limited liability company collectively owned by several buyer parties, including Mr. Jianhua Zhu, Chief Executive Officer and Chairman of the Board of Directors of China Digital TV, and Mr. Dong Li, President of Super TV, and to adopt and approve the Equity Transfer Agreement and a voting and support agreement (the “Voting Agreement”) by and among the Company, Golden Benefit and Mr. Zhu.

Ordinary Resolution

2.	To consider and approve the adjournment of the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies in the event that there are insufficient votes at the time of the meeting to approve the Sale and adopt and approve the Equity Transfer Agreement, the transactions contemplated thereby, as well as the Voting Agreement and the transactions contemplated thereby.

China Digital TV’s board of directors has fixed the close of business on November 21, 2016 as the record date for the determination of shareholders entitled to notice of and to vote at the extraordinary general meeting and at any adjournment of the extraordinary general meeting.  On that date, there were 64,123,092 ordinary shares (including those underlying our ADSs) of China Digital TV (the “Shares”) issued and outstanding and entitled to vote.  The accompanying proxy statement, dated November 28, 2016, and proxy card for the extraordinary general meeting of China Digital TV’s shareholders to be held on December 19, 2016, are first being mailed to China Digital TV’s shareholders on or about November 30, 2016.  The proposal to approve the sale of Super TV and the proposal to approve the adjournment of the extraordinary general meeting are described in more detail in the accompanying proxy statement, which you should read in its entirety before voting.

The approval of the proposal to approve the sale of Super TV requires a majority of at least three-quarters of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.  The approval of the proposal to approve the adjournment of the extraordinary general meeting, if necessary or appropriate, requires a simple majority of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Your vote is important.  Please vote your shares whether or not you plan to attend the meeting.

Accompanying this notice of extraordinary general meeting is a proxy card.  Whether or not you expect to attend the extraordinary general meeting, please complete, sign, date and return the enclosed proxy card.  If you fail to return your proxy card by 10:30 a.m. on December 17, 2016 (Beijing) and do not vote in person at the extraordinary general meeting, your votes will not be counted. If your Shares are held in “street name” by your broker, bank or other nominee, you should instruct your broker, bank or other nominee on how to vote your Shares using the instructions provided by your broker, bank or other nominee.  If you attend the extraordinary general meeting and vote in person, your vote will revoke any proxy you previously submitted.  However, if you hold your Shares through a broker, bank or other nominee, you must provide a legal proxy issued from such broker, bank or nominee in order to vote your shares in person at the extraordinary general meeting.  For specific instructions on voting your shares, please refer to the voting instructions on the proxy card, the “QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING” section of the accompanying proxy statement and “THE EXTRAORDINARY GENERAL MEETING” section of the accompanying proxy statement.  Your Shares will be voted at the extraordinary general meeting in accordance with your proxy.